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                              September 8, 2020

       Armon Sharei, Ph.D.
       President and Chief Executive Officer
       SQZ Biotechnologies Company
       200 Arsenal Yards Blvd, Suite 210
       Watertown, MA 02472

                                                        Re: SQZ Biotechnologies
Company
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
28, 2020
                                                            CIK No. 0001604477

       Dear Dr. Sharei:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Overview, page 1

   1. We note the revised disclosure in response to prior comment 4. Please describe the major milestones that are
required to realize the full amount of the potential future payments and disclose that the full
amount may never be realized. Please also tell us how the timing or amount of potential
future payments will be impacted if Roche gets the U.S. commercial rights for
SQZ-PBMC-HPV.
       General

   2.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you or anyone authorized to do so on your behalf,
 Armon Sharei, Ph.D.
SQZ Biotechnologies Company
September 8, 2020
Page 2
      present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christie Wong at (202) 551-3684 or Lisa Vanjoske at
(202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameArmon Sharei, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameSQZ Biotechnologies Company
                                                             Office of Life
Sciences
September 8, 2020 Page 2
cc:       Wesley C. Holmes
FirstName LastName